KEN BRISEBOIS

CONSENT OF QUALIFIED PERSON

To:

US Securities and Exchange Commission

I, Ken Brisebois, do hereby consent to (i) the incorporation by reference of the following document(s) into the annual information form (the “AIF”) of Nevsun Resources Ltd. (the “Issuer”) dated March 22 2006 to be filed with certain Canadian securities commissions and the annual report on Form 40-F (the “40-F”) of the Issuer to be filed with the United States Securities and Exchange Commission in connection therewith, and (ii) the inclusion of any extracts from or summary of such document(s) in the AIF and the 40-F:

1.  “Technical Report on the Bisha Property and Resource Estimate of the Bisha Deposit”, dated October 1, 2004

2.  “Bisha Property, Gash-Barka District, Eritrea 43-101 Technical Report and Preliminary Assessment” dated December 22, 2005

(collectively, the “Technical Report”)

I also certify that I have read the written disclosure being filed and that it fairly and accurately represents the information in the technical report that supports the written disclosure in the AIF and the 40-F dated March 23, 2006 of Nevsun Resources Ltd.

Dated this 23 day of March, 2006.

“sigend”

_______________________
Ken Brisebois

[Seal or Stamp]